EXHIBIT 4.29

CONSULTING/SERVICES AGREEMENT

This Consulting/Services Agreement (this “Agreement”) is entered into as of March 31, 2011, by and between Global Infomercial Services, Inc., a corporation organized and existing under the laws of Nevada and having its principal place of business at 10735 South Cicero Avenue, Suite 201, Oak Lawn, Illinois 60453 (“GIS”), and Acorn Trade (Shanghai) Co., Ltd., a corporation organized and existing under the laws of China and having its principal place of business at 18/F, 20 Baoshiyuan Building, 487 Tianlin Lu, Shanghai (“Client”). The terms and conditions of this Agreement are set forth below, and in the Schedules, which the parties agree are a part of this Agreement. A reference herein to this Agreement shall mean this Agreement including the Schedules.

1. COMPENSATION. Client shall pay to GIS the compensation as set forth on the attached Schedule A (the “Compensation”).

2. SERVICES. GIS shall perform the services set forth on Schedule B (the “Services”).

3. APPOINTMENT. For the Term, Client appoints GIS as its exclusive agent with respect to all infomercial products (defined as all products sold with a short or long form infomercial) that have been or are being sold in North America, South America, or Europe (the “Territory”). In addition, during the Term, GIS will introduce non- infomercial products to Client. If Client requests a specific product, GIS will endeavor to introduce that product to Client without undue delay. The Parties agree that this appointment and the duty to pay Compensation excludes products which prior to the date of this agreement, Client already sells, or, was in negotiations to sell, and, products where the owner/rights holder is based outside the Territory (the “Excluded Products”). Recognizing that GIS will commit considerable resources to the relationship, Client will test market at least 2 GIS Products in the first year and 3 products in the second year.

4. TERM AND TERMINATION. The term of this Agreement will be for a period of two (2) years commencing on the date hereof, and will automatically renew for successive one (1) year terms (such initial term and any renews thereof to be referred to in this Agreement as the “Term”), absent written notice to the contrary from one party to the other at least sixty (60) days prior to the expiration of a term, except that either party may terminate earlier on thirty (30) days’ written notice to the other party in the event of a breach of any material provision of this Agreement by the other party, provided that, by the expiration of the thirty (30) day period, the breaching party has failed to cure such breach. During the sixty (60) day notice period, Client shall remain obligated to pay Compensation on GIS Products, but shall be free to source new products directly from product owners/rights holders in the Territory, and, GIS shall not be obligated to offer new products to Client. Upon termination of this Agreement, any monies owed by the Client to GIS shall be paid immediately. Client shall continue to pay Compensation to GIS so long as Client continues to purchase (or manufacture for sale) any GIS Product as defined in Schedule A.

5. NOTICES. All notices under this Agreement shall be in writing correctly addressed to the relevant party’s address as specified in this Agreement or at such other address as either party may designate in writing to the other party. Notice pursuant to this Paragraph shall be deemed to have been served as follows: (a) if hand delivered or by courier or post, at the time of delivery; (b) if sent by facsimile within 8 hours of transmission during business hours at its destination or within 24 hours if not within business hours but subject to proof by the sender that he holds an acknowledgment from the addressed confirming receipt of the transmitted notice in readable form.

6. AUTHORIZATION. GIS hereby represents and warrants that any products or infomercial introduced by GIS to Client will obtain the proper authorization from the owner/holder and will not infringe or otherwise violate the intellectual property right or other proprietary rights of any third party.

7. LIMITATION OF LIABILITY. Notwithstanding anything to the contrary contained in this Agreement, GIS shall not be liable (whether in Agreement or in negligence or other tort or otherwise) for any indirect or consequential loss and/or loss of profit and/or loss of business suffered by Client or any third party as a result of or in connection with this Agreement. In any case, the maximum aggregate liability of GIS under or in connection with this Agreement in respect of any claim or claims made in any one year whether for breach of any of the terms and conditions of this Agreement, negligence or other tort or otherwise shall not exceed the total amount of Compensation paid to GIS by Client.

8. RIGHTS OF THIRD PARTIES. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto, any right or remedies under or by reason of this Agreement.

9. SEVERABILITY. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10. SCHEDULES. Each Schedule referred to in this Agreement is hereby incorporated by reference into this Agreement and is made a part of this Agreement as if set out in full in the first place that reference is made to it

11. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by facsimile or .pdf/e-mail copy will be deemed as effective as delivery of an originally executed counterpart.

12. ENTIRE AGREEMENT. This Agreement is the complete and entire Agreement between the parties hereto relating the subject matter hereof and supersedes all prior agreement, understanding or representations, express or implied, between the parties hereto relative to subject matter hereof.

13. MODIFICATIONS. No oral explanation or oral confirmation by either of the parties hereto shall alter the meaning or interpretation of this Agreement. No amendment, modification or change hereof shall be effective or binding on either of the parties hereto unless reduced to writing which specifically references this Agreement and which is executed by the respective duly authorize representatives of each of the parties hereto.

14. ADDITIONAL REPRESENTATIONS AND WARRANTIES. Each party represents and warrants to the other that it has all requisite power and authority to enter into this Agreement, and has duly authorized by all necessary action the execution and delivery hereof by the officer or individual whose name is signed on its behalf below. Each party represents further that the execution and delivery of this Agreement by it and the performance of its obligations hereunder do not or will not conflict with or result in a breach of or default under its organizational instruments or any other agreement, instrument, order, law or regulation applying to it or by which it may be bound; and this Agreement has been duly and validly executed and delivered by it and constitutes its valid and legally binding obligation, enforceable in accordance with its terms.

15. INDEPENDENT CONTRACTORS. The parties are independent contractors. Nothing in this Agreement shall be construed to constitute the parties as principal and agent, employer and employee, franchiser and franchisee, partners, joint venturers, affiliates, co-owners or otherwise as participants in a joint undertaking.

16. BINDING EFFECT. This Agreement shall be binding upon and inure to the benefit of the parties’ heirs, successors and assigns.

17. CONFIDENTIALITY. GIS shall at all times during the Term of this Agreement and thereafter use its best endeavors to keep all confidential information confidential and accordingly not disclose any confidential information of Client and its affiliates to any other person nor use any confidential information for any purpose other than the performance of its obligations under this Agreement. The confidentiality obligation contained herein shall continue to be in effect for three (3) years after the date of termination of this Agreement.

18. GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with the laws of the People’s Republic of China without regard to principles of conflict of laws.

19. DISPUTE RESOLUTION. Except as otherwise provided in this Agreement, the parties will attempt in good faith to resolve through negotiation, any dispute, claim or controversy arising out of or relating to this Agreement. Either party may initiate negotiations by providing written notice to the other party, setting forth the subject of the dispute.

If the dispute is not resolved through the parties good faith negotiations, the matter shall be submit to the Hong Kong International Arbitration Center for arbitration which shall be conducted in accordance with the UNCITRAL Arbitration Rules in effect at the time of applying for arbitration. The arbitral award is final and binding upon both parties. IN WITNESS whereof, the parties hereto have duly executed this Agreement by affixing their respective signatures below as of the day and year there noted.

GLOBAL INFOMERCIAL SERVICES, INC.

/s/ SCOTT F. REID
BY:	SCOTT F. REID
ITS	PRESIDENT

Acorn Trade (Shanghai) Co., Ltd.

/s/ Don Dongjie Yang
BY:	Don Dongjie Yang
ITS:	Chief Executive Officer

SCHEDULE “A”

Compensation for Services/Payment Terms

1. Products on which Compensation shall be Due. Except for the Excluded Products, as defined in paragraph 3 of this Agreement, Client shall pay the Compensation with respect to all products introduced to Client by GIS during the Term, as well as all future versions of such products, and any related upsells and accessories. The Products on which Compensation shall be due shall be referred to in this Agreement as the GIS Products.

2. Amount of Compensation. For each product, GIS and Client shall negotiate the amount of compensation on a case by case basis, but in whatever circumstances, Client shall not pay to GIS more than 10% of the cost of the product. As required by applicable law, Client shall have the right to deduct 10% withholding income tax and 5% withholding business tax from the amount of compensation due to GIS. However, Client shall transmit to GIS official tax receipts or other evidence issued by said appropriate tax authorities to enable GIS to support a claim for tax credit in respect to such withheld taxes so paid by Client.

3. Order and Payment Process. It is expected that orders and payments will be processed through GIS and that the contractual relationship at that time will be established between GIS and Client, on the one hand, and GIS and the product supplier (the Supplier), on the other hand. In its contract with Client, GIS will bear suppliers’ liability. The price will be as agreed by the parties, and, except in cases where by mutual agreement the product is manufactured by Client, it is expected that payment terms will be 100% by wire transfer when the shipping documents are surrendered.

3. Compensation Report. In cases where Client manufactures the product and pays a royalty to the Supplier, and also in cases where due to special circumstances the Supplier is paid directly by Client, within thirty (30) days after the end of each month, Client shall send to GIS a report setting forth the total number of units purchased or manufactured for sale and total dollar amount of sales and a statement showing the total Compensation to be paid to GIS for such period plus the royalty to be paid to Supplier, if applicable (the “Royalty/Compensation Report”). Unless GIS or Supplier object to the accuracy of the Royalty/Compensation Report, GIS shall sign and return the report to Client together with GIS’s invoice for the Royalty and Compensation amounts stated in the Royalty/Compensation Report. Client shall pay GIS’s invoice by wire transfer to the bank account designated by GIS within the time period negotiated by the parties, but no longer than 60 days. Notwithstanding GIS’s acceptance and return of the Royalty/Compensation Report, GIS shall not be deemed to have waived any right to later audit Client as provided in this Agreement or otherwise. Client’s obligation to produce the Royalty/Compensation Report each month and pay the royalty and Commission shall survive the termination of this Agreement and shall continue so long as Client continues to have an obligation to pay compensation to GIS under this Agreement.

4. Right to Audit. Client shall keep full and accurate books concerning the purchase/manufacture and sale of any GIS Products, and such books shall be available upon reasonable written notice, during normal business hours for GIS to audit. Should any audit reveal underpayment by five percent or more, Client will pay the reasonable cost of said audit. Any underpayment shall be paid to GIS within the period negotiated by the parties, but no longer than 60 days.

5. Cost of Outside Marketing not Included. The costs associated with outside marketing activities arranged by GIS for Client are not included in the Compensation.

SCHEDULE “B”

Description of Services

The Services to be performed by GIS shall include the following:

1. Search for and identify products of interest to Client. Examples of what may be provided:

•	New show CTA and product description

•	Summary video of new IMS shows and Spots

•	Product tracking

•	Access to 3 year IMS database with GIS customization

2. Obtain the rights to the products introduced and to the related infomercials and short forms.

3. Provide product marketing analysis, such as:

•	GIS Customer Purchase Cycle Analysis

•	Web Analysis,

4. Assist in Vendor Relationship Management, to include:

•	Negotiate contracts with the product owners on behalf of or in conjunction with Client

•	Process orders to all US and European vendors

•	Process payments to all US and European vendors

5. Arrange for all outside marketing activities within the US and Europe as requested by Client, all costs to be paid by Client, with no mark-up by GIS. Some examples of outside marketing which GIS may arrange upon request by Client and at Client’s expense include:

•	Manage magazine and other advertising in the US and Europe.

•	Make arrangements for European and Las Vegas Electronic Retailers Association conferences, including, as appropriate, registration, hotel reservations, event planning, and booth management.